1014 Vine Street, Cincinnati, OH 45202

January 22, 2025

VIA Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Suying Li and Angela Lumley
Division of Corporation Finance
Office of Trade & Services

Re:	The Kroger Co.
Form 10-K for the Fiscal Year Ended February 3, 2024
Item 2.02 Form 8-K dated December 5, 2024
File No. 001-00303

Dear Ms. Li and Ms. Lumley:

I refer to your comment letter dated January 17, 2025 to Todd Foley of The Kroger Co. (the "Company") and my telephone call with Ms. Li on January 21, 2025 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisors of the responses to the Staff's comments.

The Company confirms that it intends to submit its responses to the Staff's comments by February 14, 2025.

The Company appreciates your cooperation in extending the deadline for its response.

Sincerely,

/ s / Stacey Heiser
Stacey Heiser
Senior Counsel

cc:	Todd Foley, Interim Chief Financial Officer
The Kroger Co.